SUPPLEMENT DATED APRIL 3, 2007

TO THE OFFER DOCUMENT DATED JANUARY 25, 2007
RELATING TO THE OFFER TO PURCHASE FOR CASH

Any and All Outstanding Class A Shares and Class B Shares
(And Class B Shares Held as American Depositary Shares)

of

Quilmes Industrial (Quinsa), Société Anonyme
Registered Office: 84, Grand Rue, L-1660 Luxembourg
Registered Number: RCS Luxembourg B 32 501

at

A Purchase Price of
$3.35 per Class A Share
$33.53 per Class B Share
($67.07 per American Depositary Share)

by

BEVERAGE ASSOCIATES HOLDING LTD. — OFFEROR,
A WHOLLY OWNED SUBSIDIARY OF
COMPANHIA DE BEBIDAS DAS AMÉRICAS — AMBEV

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE
UNTIL 5:00 P.M., NEW YORK CITY TIME (WHICH IS 11:00 P.M. LUXEMBOURG TIME),
ON APRIL 19, 2007 UNLESS THE OFFER IS FURTHER EXTENDED
WITH THE APPROVAL OF THE CSSF.

This Supplement should be read in conjunction with the Offer Document dated January 25, 2007. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer Document and the related Letter of Transmittal and Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the “Offer” in the Offer Document mean the original Offer, as amended hereby and all references in such documents to the Offer Document mean the original Offer Document as amended hereby. Capitalized terms used in this Supplement and not defined herein that are defined in the Offer Document have the respective meanings ascribed thereto in the Offer Document.

i

TO: THE SHAREHOLDERS OF QUINSA

This Supplement dated April 3, 2007 (the “Supplement”) to the Offer Document dated January 25, 2007 pursuant to which the Offeror is offering to purchase any and all outstanding Class A shares and Class B shares (and ADSs) of Quinsa, that are not owned by Quinsa or its affiliates at a purchase price of $3.35 per Class A share or $33.53 per Class B share and $67.07 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, upon the terms and subject to the conditions set forth in the Offer Document as it may have been amended or supplemented from time to time and in the related Letters of Transmittal as they may have been amended or supplemented from time to time.

Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer Document continue to be applicable in all respects. This Supplement should be read in conjunction with the Offer Document.

All references to the “Offer” in the Offer Document mean the original Offer, as amended hereby and all references in such documents to the Offer Document mean the original Offer Document as amended hereby. Capitalized terms used in this Supplement and not defined herein that are defined in the Offer Document have the respective meanings ascribed thereto in the Offer Document.

THIS OFFER IS MADE IN ACCORDANCE WITH THE APPLICABLE FEDERAL SECURITIES LAWS OF THE UNITED STATES AND THE APPLICABLE LAWS OF LUXEMBOURG. THE OFFER DOCUMENTATION AND THE SUPPLEMENT HAVE BEEN PREPARED AND THE OFFER IS MORE PARTICULARLY MADE PURSUANT TO THE LAW OF THE GRAND DUCHY OF LUXEMBOURG OF 19 MAY 2006 TRANSPOSING DIRECTIVE 2004/25/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF 21 APRIL 2004 ON TAKEOVER BIDS (THE “LUXEMBOURG TAKEOVER LAW”). THE OFFER DOCUMENTATION AND THE SUPPLEMENT WERE APPROVED BY THE LUXEMBOURG COMMISSION FOR THE SUPERVISION OF THE FINANCIAL SECTOR COMMISSION DE SURVEILLANCE DU SECTEUR FINANCIER (“CSSF”) ON JANUARY 25, 2007 AND APRIL 3, 2007, RESPECTIVELY.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC” OR THE “COMMISSION”) OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SUCH COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THERE WILL BE ONLY ONE OFFER.

1.	Extension of the Offer

By publication of a press release on February 27, 2007, the Offeror extended the Offer to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on March 16, 2007, unless the Offer is further extended. By publication of press releases on March 15, 2007 and March 16, 2007, the Offeror extended the Offer to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on April 5, 2007, unless the Offer is further extended by the Offeror with approval of the CSSF. By publication of a press release on April 3, 2007, the Offeror extended the Offer to 5:00 p.m., New York City Time (which is 11:00 p.m. Luxembourg Time), on April 19, 2007, unless the Offer is further extended.

2.	Amendments to the Conditions of the Offer

“THE OFFER — Section 5. CONDITIONS OF THE OFFER” on page 46 of the Offer Document is deleted in its entirety and replaced with the following:

5.	CONDITIONS OF THE OFFER.

In accordance with the provisions of the Offer, we will not be required to accept for payment or pay for any Class A shares and/or Class B shares and/or ADSs tendered, and may withdraw or amend (subject to applicable law) the Offer or may postpone the acceptance for payment of, and the payment for, Class A shares and/or Class B shares and/or ADSs tendered, subject to the requirements of the Exchange Act for prompt payment for or return of Class A shares and/or Class B shares and/or ADSs, unless the following conditions are satisfied, or waived by the Offeror, at or before the Expiration Date:

(1) there being validly tendered and not validly withdrawn at least 3,939,387 Class B shares (including Class B shares held as ADSs), as of the date the Class B shares of the Company are accepted for payment pursuant to the Offer, which we refer to as the “minimum tender condition”;

(2) there shall not have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, United States or non-United States, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our reasonable judgment, could materially and adversely affect our or our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of us or our subsidiaries, taken as a whole, or could materially impair our ability to purchase any and all outstanding Class A shares or Class B shares (including those tendered as ADSs) of the Company in the Offer;

(3) there shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares or Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Class A shares and/or Class B shares and/or ADSs, or (iii) materially and adversely affect our or our affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our affiliates; or

(4) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Luxembourg, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks having a business relationship with the parties involved, in the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business or any of their respective territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States, Bahamas, Brazil or any of the other countries where we or our affiliates (other than Quinsa and its subsidiaries) do business that could, in our reasonable judgment, have a material adverse effect on our or our affiliates’ (other than Quinsa and its subsidiaries) business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, that could have, in our reasonable judgment, such a material adverse effect, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof. In any of the circumstances set out in this condition 4(iv) and condition 4(v) (to the extent that it applies to the circumstances set out in 4(iv) above) the approval of the CSSF shall have been obtained prior to the withdrawal of the Offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time in our sole discretion before the Expiration Date, except that the waiver of the minimum tender condition will be subject to the approval of the CSSF. Shareholders who have tendered their shares to the Offer may withdraw such shares at any time prior to the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above, including if the events shall have occurred or are determined by us to have occurred, which in our reasonable judgment and regardless of the circumstances giving rise to such event, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment, will be final and binding on all parties.

3.	Recent Developments

On March 1, 2007, the Company publicly announced (and contemporaneously furnished to the Commission on its Form 6-K) its unaudited financial results for the six months and year ended December 31, 2006.

The following summary financial information is added to “THE OFFER — Section 8. CERTAIN INFORMATION CONCERNING THE COMPANY AND THE OFFEROR. — Section 8.A. CERTAIN INFORMATION CONCERNING THE COMPANY” after “Six-Months Results” on page 51 of the Offer Document:

Twelve-Month Results

The following tables set forth selected unaudited financial data of the Company for the six-month periods ended December 31, 2006 and 2005 and for the twelve-month periods ended December 31, 2006 and 2005 as set forth in the Company’s current report on Form 6-K furnished to the Commission on March 1, 2007, which we hereby incorporate by reference into the Offer Document by way of this Supplement.

Quilmes Industrial (Quinsa) S.A.

UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. Dollars in millions, except per share amounts)

	Six Months		Twelve Months
	Ended		Ended
	December 31,		December 31,
	2006	2005	2006	2005

Net sales	645.8	528.3	1,166.3	954.3
Cost of goods sold	(256.5)	(220.5)	(472.6)	(404.2)

Gross profit	389.3	307.8	693.7	550.1
Selling and marketing expenses	(127.0)	(108.1)	(238.4)	(194.9)
Administrative and general expenses	(23.0)	(21.7)	(44.0)	(40.6)
Goodwill amortization	(6.5)	(7.1)	(13.9)	(13.9)
Other operating income (loss)	(13.9)	(10.6)	(19.0)	(14.4)

Normalized operating profit	219.0	160.4	378.3	286.3
Sale of fixed assets, management bonus & other exp	(8.9)	(7.3)	(13.4)	(9.8)
Operating profit	210.1	153.1	364.9	276.5
Interest income	6.0	4.3	14.2	9.6
Interest expense	(22.0)	(26.0)	(47.1)	(48.2)
Exchange rate gain (loss)	0.9	(2.0)	(0.6)	(2.1)
Other income (expense) (net)	(0.8)	(2.4)	(1.3)	(2.3)

Earnings (losses) before taxes & minority interest	194.3	127.0	330.1	233.6
Income taxes	(86.5)	(33.2)	(129.6)	(71.9)
Minority interest	(19.6)	(15.3)	(34.7)	(30.2)

Net income (loss)	88.2	78.4	165.7	131.4

Net income (loss) per share(*)	0.814	0.723	1.529	1.212
Net income (loss) per ADR(*)	1.628	1.446	3.058	2.424
Depreciation and amortization	47.6	52.3	94.8	98.8
Normalized EBITDA	266.6	212.7	473.1	385.0
Normalized EBITDA margin	41.3%	40.3%	40.6%	40.3%

(*)	Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 108,394,045 as of both December 31, 2006 and December 31, 2005. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

Quilmes Industrial (Quinsa) S.A.

UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U.S. Dollars in millions)

	Six Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005

NET SALES
Argentina (beer & agribs.)	261.4	222.9	476.4	416.1
Argentina (CSD & other)	160.7	128.4	293.8	227.4
Bolivia	91.3	71.5	157.8	125.1
Chile	24.4	22.5	46.6	35.6
Paraguay (beer)	81.5	59.4	143.6	108.5
Uruguay	34.2	30.0	62.1	52.0
Inter-area sales and other adjustments	(7.7)	(6.4)	(14.0)	(10.4)

Total	645.8	528.3	1,166.3	954.3

Normalized EBITDA
Argentina (beer & agribs.)	119.0	106.0	223.9	202.0
Argentina (CSD & other)	26.0	20.1	47.1	34.1
Bolivia	57.9	42.2	99.0	73.3
Chile	0.7	0.9	(1.8)	0.1
Paraguay (beer)	51.5	34.6	86.5	62.3
Uruguay	12.0	10.5	21.6	17.8
Other	(0.5)	(1.6)	(3.2)	(4.6)

Total	266.6	212.7	473.1	385.0

Quilmes Industrial (Quinsa) S.A.

UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U.S. Dollars in millions)

	As of December 31,
	2006	2005

ASSETS
Cash, cash equivalents and government securities	303.4	164.0
Inventories	110.8	97.2
Accounts receivable	63.4	53.5
Other current assets	62.4	32.9

Total current assets	540.0	347.6
Property, plant and equipment, net	624.4	612.7
Goodwill and other intangible assets	332.4	338.7
Long-term cash investments	0	42.8
Other assets	98.3	61.2

Total Assets	1,595.1	1,403.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term bank debt	151.1	97.8
Long-term bank debt	190.6	296.0
Other liabilities	535.8	446.6

Total Liabilities	877.5	840.4
Minority interest	84.9	72.0
Shareholders’ Equity	632.7	490.6

Total Liabilities and Shareholders’ Equity	1,595.1	1,403.0

The Company’s current report on Form 6-K furnished to the Commission on March 1, 2007 and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained by mail, upon payment of the Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website on the Internet at http://www.sec.gov that contains reports and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

Quilmes Industrial (Quinsa) S.A.

SELECTED FINANCIAL DATA

The following selected consolidated financial data have been derived from the Company’s Consolidated Financial Statements included in its annual report in Form 20-F for the year ended December 31, 2005 (the “2005 20-F”) filed with the Commission as of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, and the discussion in “Item 5. Operating and Financial Review and Prospects” included in the 2005  20-F. The selected consolidated statement of income data for the years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from the Company’s Consolidated Financial Statements included in the 2005 20-F. The Company prepares its consolidated financial statements in U.S. dollars in conformity with International Financial Reporting Standards (“IFRS”). Its consolidated financial statements were prepared in accordance with IFRS 1, “First-time adoption of IFRS” since they are the first financial statements the Company has published under these standards. Prior to January 1, 2005, Quinsa’s consolidated financial statements had also been prepared in U.S. dollars but following Luxembourg GAAP. IFRS differ in certain significant respects from U.S. GAAP. Such differences involve methods of measuring the amounts shown in the Consolidated Financial Statements, as well as additional disclosures required by U.S. GAAP and Regulation S-X of the SEC. See Note 34 to the Consolidated Financial Statements contained in the 2005 20-F for a description of the principal differences between IFRS and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of its net income (loss) and shareholders’ equity. The reconciliation does not include disclosure of all information that would be required by U.S. GAAP and Regulation S-X of the SEC. The U.S. GAAP selected consolidated financial data for the years ended December 31, 2005 and 2004 have been derived from its Consolidated Financial Statements included in the 2005 20-F.

	For the Year Ended December 31,
	2004	2005
	IFRS	IFRS
	(In US$ millions except for per share information and Other Data)

Income Statement Data:
Gross sales	803.0	1,001.0
Taxes	(37.8)	(46.7)

Net sales	765.2	954.3
Cost of sales	(352.5)	(406.2)

Gross profit	412.7	548.1
Selling and marketing costs	(180.4)	(217.2)
Administrative expenses	(49.8)	(54.8)
Other operating income (expense), net	(13.4)	(2.0)

Operating profit	169.1	274.1
Other income
Interest and financial expenses	(30.5)	(40.7)
Share of profits of associates	—	0.1
Income (loss) before income taxes, minority interest and extraordinary items	138.6	233.5
Income tax expense	(33.2)	(71.9)

	For the Year Ended December 31,
	2004	2005
	IFRS	IFRS
	(In US$ millions except for per share information and Other Data)

Net income (loss)	105.4	161.6
Profit attributable to equity holders of the Company	81.7	131.4
Equity attributable to minority interest(1)	23.7	30.2
Net income per Class A share(2)	0.072	0.119
Net income per Class B share(2)	0.627	1.171
Net income (loss) per ADS(2)	1.254	2.342
Dividends per Class A share	0.0157	0.0353
Dividends per Class B share	0.1570	0.3529
Dividends per ADS	0.314	0.706

	As of December 31,
	2001	2002	2003	2004	2005

U.S. GAAP:
Net income (loss)	(96.40)	(121.50)	120.90	99.90	139.60
Basic and diluted net income (loss) per ADS(3)	(3.39)	(2.38)	1.96	1.80	2.48
Basic and diluted net income (loss) per Class A common share (“Class A share”)(3)	(0.09)	(0.11)	0.09	0.08	0.13
Basic and diluted net income (loss) per Class B common share (“Class B share”)(3)	(1.70)	(1.19)	0.98	0.90	1.24

	As of December 31,
	2004	2005
	IFRS	IFRS

Balance Sheet Data:
Cash and banks and short-term investments	120.2	159.5
Total current assets	287.0	362.4
Total non-current assets	1,025.5	1,056.7
Total assets	1,312.5	1,419.1
Short-term loans(4)	106.8	96.8
Long-term loans(4)	260.1	296.0
Total liabilities	735.8	856.4
Minority interest	129.8	72.0
Share capital	41.7	34.7
Shareholders’ equity	576.7	562.7

	As of December 31,
	2001	2002	2003	2004	2005

U.S. GAAP:
Shareholders’ equity	295.1	175.1	381.5	340.7	321.1

	2004	2005

Other Data:
Total brewing capacity (hectoliters in thousands)	23,200	24,440
Total beer volume sold (hectoliters in thousands)	15,376	16,465
Total soft drink capacity (hectoliters in thousands)	17,300	17,500
Total soft drink and water volume sold (hectoliters in thousands)	6,769	8,532
Number of employees	6,351	6,649
Number of Class A shares (in millions)	637.1	631.8
Number of Class B shares (in millions)	70.8	48.8

1)	Pursuant to the Company’s adoption of IFRS, profit for the years 2004 and 2005 are shown in full. In other words, the distinction between the portion of the year’s profit attributable to each of the equity holders of the Company and minority interest is made separately. Because the percentage of the Company’s indirect ownership varies among its various consolidated subsidiaries, the calculation of the minority interest during any period is a function of the minority ownership in QI(B), the Company’s principal subsidiary (15% until July 2003, 12.4% until July 2005, and 7.05% since then). It is also a function, to a lesser extent, of the income of each of the operating subsidiaries and the percentage of each such subsidiary’s capital stock owned by minority shareholders during such period. QI(B)’s holdings in its operating subsidiaries range from 99.70% to 100% for the most significant Argentine subsidiary and Chilean subsidiary, respectively, to as low as 57.97% in Colosas S.A., a Paraguayan subsidiary.

2)	Earnings per share under IFRS (for both 2004 and 2005) are calculated on a basic and diluted basis, by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. See Notes 15 and 26 to the Company’s Consolidated Financial Statements contained in the 2005 20-F.

3)	Under U.S. GAAP, the Company has presented basic and diluted earnings per share in conformity with SFAS No. 128 (“Earnings per Share”) and SEC Staff Accounting Bulletin No. 98 (“SAB No. 98”) for all periods. In June 2001, the Company’s shareholders approved a capital restructuring by which (i) the then outstanding number of ordinary shares (68,400,000) were split ten-for-one and renamed Class A shares and (ii) the then outstanding number of preferred shares (39,750,089) were converted into ordinary shares on a one for one basis and renamed Class B shares. As a result, Class B shares have dividends and liquidation rights equal to ten times the rights of Class A shares. Therefore, the Company is required to use the two-class method to report earnings per share for the years ended December 31, 2002, 2003, 2004 and 2005. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. Outstanding shares during the prior periods were retroactively restated for the stock split mentioned above. Each ADS represents two Class B shares.

4)	Short-term loans represent the Company’s current loans and short-term portion of long-term debt. Long-term loans include the non-current portion of long-term debt due to banks and notes payable. See Note 18 to the Company’s Consolidated Financial Statements contained in the 2005 20-F for details.

4.	Other Changes to the Offer Document

Summary Term Sheet

(a) The response to the question “HOW LONG DO I HAVE TO TENDER MY CLASS A SHARES AND/OR CLASS B SHARES AND/OR ADSs?” in the “SUMMARY TERM SHEET” on page 8 of the Offer Document is deleted in its entirety and replaced with the following:

The Offer commenced on January 25, 2007. You may tender your Class A shares and/or Class B shares and/or ADSs until the Offer expires. The Offer will expire on April 19, 2007, at 5:00 p.m., New York City time (which is 11:00 p.m. Luxembourg time), unless we extend the Offer with the approval of the CSSF. We may choose to extend the Offer for any reason, with the approval of the CSSF, in accordance with applicable law. We cannot assure you that the Offer will be extended. See “The Offer — Section 13.” We will issue a press release at the latest on the business day prior to the previously scheduled expiration date. If we extend the Offer, you may tender your Class A shares and/or Class B shares and/or ADSs until the Offer expires at the end of such extension.

(b) The question and the response to the question “HOW WILL I BE NOTIFIED IF YOU EXTEND OR REOPEN THE OFFER OR AMEND THE TERMS OF THE OFFER?” in the “SUMMARY TERM SHEET” on page 8 of the Offer Document is deleted in its entirety and replaced with the following:

HOW WILL I BE NOTIFIED IF YOU EXTEND THE OFFER OR AMEND THE TERMS OF THE OFFER?

We will issue a press release at the latest on the business day prior to the previously scheduled expiration date. We will announce any amendment to the Offer by making a public announcement of the amendment. See “The Offer — Section 13.”

(c) The response to the question “ARE THERE ANY CONDITIONS TO THE OFFER?” in the “SUMMARY TERM SHEET” on page 9 of the Offer Document is deleted in its entirety and replaced with the following:

Yes. Our obligation to accept and pay for your tendered Class A shares and/or Class B shares and/or ADSs depends on a number of conditions, including:

(1) there being validly tendered and not validly withdrawn at least 3,939,387 Class B shares (including Class B shares held as ADSs), as of the date the Class B shares of the Company are accepted for payment pursuant to the Offer, which we refer to as the “minimum tender condition”;

(2) there shall not have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, United States or non-United States, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the Class A shares or Class B shares or ADSs pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in our reasonable judgment, could materially and adversely affect our or our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise could materially impair in any way the contemplated future conduct of the business of us or our subsidiaries, taken as a whole, or could materially impair our ability to purchase any and all outstanding Class A shares or Class B shares (including those tendered as ADSs) of the Company in the Offer;

(3) there shall not have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, could directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Class A shares or Class B shares or ADSs illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the Class A shares and/or Class B shares and/or ADSs, or (iii) materially and adversely affect our or our affiliates’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our affiliates; or

(4) there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Luxembourg, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks having a business relationship with the parties involved, in the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, Bahamas, Luxembourg, Brazil or any of the other countries where we or our affiliates (other than Quinsa’s subsidiaries) do business or any of their respective territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States, Bahamas, Brazil or any of the other countries where we or our affiliates (other than Quinsa and its subsidiaries) do business that could, in our reasonable judgment, have a material adverse effect on our or our affiliates’ (other than Quinsa and its subsidiaries) business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, that could have, in our reasonable judgment, such a material adverse effect, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof. In any of the circumstances set out in this condition 4(iv) and condition 4(v) (to the extent that it applies to the circumstances set out in 4(iv) above) the approval of the CSSF shall have been obtained prior to the withdrawal of the Offer.

(d) The response to the question “CAN I CHANGE MY MIND AFTER I HAVE TENDERED CLASS A SHARES AND/OR CLASS B SHARES AND/OR ADSs IN THE OFFER?” on page 11 of the Offer Document is deleted in its entirety and replaced with the following:

Yes. You may withdraw any Class A shares and/or Class B shares and/or ADSs you have tendered at any time before the expiration of the Offer, which will occur at 5:00 p.m. New York City time (which is 11:00 p.m. Luxembourg time), on April 19, 2007 (the “Expiration Date”), unless the Offer is extended with the approval of the CSSF. If we have not accepted for payment the Class A shares and/or Class B shares and/or ADSs you have tendered to us, you may also withdraw your Class A shares and/or Class B shares and/or ADSs after 9:00 a.m. New York City time (which is 3:00 p.m. Luxembourg time), on April 20, 2007. See “The Offer — Section 3.” If you surrender your ADSs for Class B shares, tender the Class B shares you receive to the Offer and subsequently withdraw those Class B shares before the Expiration Date, you must pay certain fees and charges, including an issuance fee of a maximum of $5 per 100 ADSs to have ADSs issued for the underlying Class B shares. Such issuance fee is payable in accordance with the terms of the Amended and Restated Deposit Agreement dated as of February 28, 2002, by and among the Company, The Bank of New York (as depositary under the agreement) and the holders and beneficial owners from time to time of ADRs and is not being imposed as a consequence of the Offer.

Risk Factors

The first risk factor under the “RISK FACTORS” Section on page 14 of the Offer Document is deleted in its entirety and replaced with the following:

The Offeror’s right to withdraw the Offer

In certain limited circumstances pursuant to applicable law, the Offeror has the right to withdraw the Offer at any time until the expiration of the acceptance period. We have the right to withdraw the Offer upon the failure of any of the conditions to the Offer. See “The Offer — Section 5.”

Whether the minimum tender condition is satisfied and any decision to invoke or waive this condition will be announced by press release and, at the latest, in the press release publishing the results of the Offer. The waiver of the minimum tender condition will be subject to the approval of the CSSF. Shareholders who have tendered their shares to the Offer may withdraw such shares at any time prior to the Expiration Date. Any decision to withdraw from the Offer due to the failure of any of the other conditions will be announced by press release as soon as possible following the relevant event or action.

In particular, the holders of the Class A shares, Class B shares and/or the ADSs will not be able to withdraw tendered securities following the expiration of the acceptance period unless and until we withdraw the Offer as referred to above; during this period the holders of the Class A shares, Class B shares and/or the ADSs will not be able to dispose of such securities. The holders of the Class A shares, Class B shares and/or the ADSs will bear the risk of any decrease in value during this time. We will not compensate or indemnify the holders of the Class A shares, Class B shares and/or the ADSs for such losses or reduction in value of their securities or their inability to sell their securities.

The second risk factor under the “RISK FACTORS” Section on page 14 of the Offer Document is deleted in its entirety and replaced with the following:

Reduced Liquidity and Squeeze-Out proceedings

If following the consummation of the Offer the Offeror is entitled to exercise the squeeze-out right under Article 15 of the Luxembourg Takeover Law, the Offeror intends to exercise such right in order to effect a prompt and orderly transfer of ownership of the Company from the public shareholders to the AmBev group and to provide shareholders with cash for all of their Class A shares and/or Class B shares (and Class B shares held as ADSs) properly tendered and not properly withdrawn in accordance with this Offer Document. Under Article 15 of the Luxembourg Takeover Law, those holders of the Class A shares, Class B shares and/or the ADSs who have not tendered their shares to the offer will be required, once squeeze-out proceedings commence (See “Special Factors — Purpose of the Offer; Certain Effects of the Offer”) to sell their shares to the Offeror, on the same terms as the Offer. The CSSF has not yet considered whether the price offered in the Offer is a “fair price” to minority investors in the event of a squeeze-out. In the event the Offeror is entitled to and exercises its squeeze-out right, the price offered in the squeeze-out will be finally determined in agreement with the CSSF in accordance with Luxembourg Takeover Law. Such determination may include the CSSF requiring the appointment of an independent expert by the Company.

If for any reason the squeeze-out of the remaining holders of the Class A shares, Class B shares and/or the ADSs is not immediately undertaken, as is intended, the liquidity of the Class A shares, Class B shares and the ADSs not tendered in the Offer may be significantly reduced.

Forward-Looking Statements

The last sentence of the “Forward-Looking Statements” on page 16 of the Offer Document is deleted in its entirety and replaced with the following:

We do not undertake any obligation to release publicly any update or revisions to forward-looking statements contained in this Offer Document to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except as required by applicable law.

Special Factors

(a) The first three paragraphs of “SPECIAL FACTORS — Section A. PURPOSE OF THE OFFER;
CERTAIN EFFECTS OF THE OFFER. — Reasons for the Offer and Certain Effects.” on page 19 in the Offer Document are deleted in their entirety and replaced with the following:

Reasons for the Offer and Certain Effects.  As part of ongoing management reviews of the business, including the effect of recent acquisitions of the shares of the Company as described in “The Offer — Section 9” and after analysis conducted by AmBev’s management and evaluation by its board of directors, AmBev and the Offeror determined that there were several potential advantages to the Offeror and the Company if the Offeror were to purchase the publicly-held shares of the Company.

The Offeror believes that the Company should also benefit from being an indirect wholly owned subsidiary of AmBev in that maintaining the Company as a public entity is expensive both in terms of the actual direct costs, including retaining independent directors, maintaining directors’ and officers’ liability insurance, complying with the Sarbanes-Oxley Act, the SEC and Luxembourg law reporting requirements and the NYSE and LSE listing rules and the time and attention required of management, whose energies might be better spent on other matters. The Offeror and AmBev estimate the costs of maintaining the Company as a public entity (including the impact of the compliance by the Company with the Sarbanes Oxley Act) was approximately US$1.7 million for fiscal year 2004, US$1.9 million for fiscal year 2005 and US$1.3 million for fiscal year 2006. These figures take into account legal expenses and audit fees budgeted or incurred in connection with the Company’s public status, the cost of independent directors and an estimate of management cost allocated to the Company’s status as a public company (i.e., a percentage of different managers’ time). The Offeror believes that the benefits of eliminating the costs associated with public company status are particularly significant in that the Company has not pursued two of the primary benefits of public company status: i.e., it has not accessed the capital markets by issuing additional shares and has not used its shares as consideration in effecting acquisitions. It is unlikely that the Company will engage in either course of action in the foreseeable future. The Offeror also believes that the Company may benefit from financing opportunities that may be available to it as an integrated part of the AmBev group.

Finally, consummation of the Offer would allow public shareholders of the Company to realize a premium over the historical market price of their shares.

(b) The following sentence is added as the last sentence to the second paragraph of “SPECIAL FACTORS — Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. — Reasons for the Offer and Certain Effects.” on page 19 of the Offer Document:

The Company, the Offeror and AmBev did not consider any alternatives to the Offer and the exercise of the squeeze-out right.

(c) The following sentence is added as the last sentence to the second paragraph of “SPECIAL FACTORS — Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER. — Plans for the Company” on page 19 of the Offer Document:

As stated elsewhere in the Offer Document, it is the Offeror’s intention, as soon as practicable following the consummation of the Offer, to acquire the remaining Class A shares and Class B shares (and Class B shares held as ADSs) pursuant to the exercise of the squeeze-out right under Article 15 of the Luxembourg Takeover Law on the same terms as the Offer. At the time of commencement of the Offer, the minimum tender condition was established based on the Offeror’s understanding that the applicable threshold for exercise of the squeeze-out right under Luxembourg law was 95% of the aggregate number of shares of the Company, not 95% of each class. However, subsequent to the commencement of the Offer, the CSSF advised AmBev and the Offeror that, in the CSSF’s view, in order for the Offeror to exercise the squeeze-out right under Article 15 of the Luxembourg Takeover Law with respect to any class of shares of the Company, AmBev and its affiliates (including the Offeror) must, as a result of the Offer, in addition, own more than 95% of the shares of that class, such threshold corresponding to the voting rights and not to any economic or liquidation rights attached to the relevant shares. Since AmBev and its affiliates owned approximately 98.9% of the Class A shares prior to the commencement of the Offer, it is expected that, if the Offer is consummated, the Offeror will have the right to exercise the squeeze-out right to acquire the Class A shares not tendered pursuant to the Offer. However, in order to reach the 95% threshold with respect to the Class B shares and exercise the squeeze-out right to acquire the Class B shares not tendered pursuant to the Offer, the Offeror must acquire in the Offer at least 6,308,701 Class B shares (including Class B shares held as ADSs). Accordingly, even if the minimum tender condition is satisfied, AmBev and its affiliates may not own sufficient Class B shares in order for the Offeror to exercise the squeeze-out right with respect to Class B shares. If the offer is consummated, the Offeror will not exercise the squeeze-out right with respect to one class of shares and not the other class. If following the consummation of the Offer the Offeror is entitled to exercise the squeeze-out right, then the technical procedures to be followed relating to the exercise of the squeeze-out right will be made public by the Offeror.

(d) The disclosure under “SPECIAL FACTORS — Section D. United States Federal Income Tax Consequences.” on page 35 of the Offer Document is deleted in its entirety and replaced with the following:

The following describes the material U.S. federal income tax consequences to holders, as defined below, of the tender of their Class A shares or Class B shares or ADSs pursuant to the Offer or the exercise of the squeeze-out right. This discussion is based on the tax laws of the United States currently in effect, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, as well as the income tax treaty between Luxembourg and the United States, all of which are subject to change, possibly with retroactive effect. This discussion does not address U.S. state, local or non-U.S. tax consequences. The discussion applies only to holders who hold the Class A shares or Class B shares or ADSs as capital assets for U.S. federal income tax purposes and it does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Class A shares or Class B shares or ADSs as part of a hedge, straddle or conversion transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations; or

•	persons holding Class A shares or Class B shares or ADSs that own or are deemed to own ten percent or more of any class of the Company’s stock.

These special classes of holders are urged to consult their U.S. tax advisors as to any special U.S. provisions that may be applicable to them.

For purposes of this discussion, a “United States holder” is a beneficial owner of Class A shares or Class B shares or ADSs that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (A) is subject to the primary supervision of a United States court and the control of one or more United States persons or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. A United States holder does not include residents of Luxembourg or persons carrying on a trade, profession or vocation in Luxembourg through a branch, agency or permanent establishment. A “Non-United States holder” is a holder other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes that is not a United States holder.

General.  In general, a United States holder that receives cash for the Class A shares or Class B shares or ADSs pursuant to the Offer or the exercise of the squeeze-out right will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized in exchange for the Class A shares or Class B shares or ADSs (generally the amount of cash received by such United States holder) and such United States holder’s adjusted tax basis in such Class A shares or Class B shares or ADSs. Subject to the discussion below, any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss (subject to a maximum 15% tax rate for certain non-corporate taxpayers) if the United States holder has held the Class A shares or Class B shares or ADSs for more than one year.

A Non-United States holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of Class A shares or Class B shares or ADSs unless: (i) the gain is effectively connected with such Non-United States holder’s conduct of a trade or business within the United States (and, under certain treaties, is attributable to a U.S. permanent establishment); or (ii) such Non-United States holder is an individual, present in the United States for 183 days or more in the taxable year of disposition and meets certain other conditions.

The Company has not determined whether or not it is considered a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the taxable year 2006. U.S. holders should consult the Company’s 20-F for the year ended December 31, 2005 under the subsection “United States Taxes — Passive Foreign Investment Company Rules” for the U.S. federal income tax consequences of the sale or other disposition of Class A shares, Class B shares or ADSs in the event the Company is or has ever been a PFIC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding for United States Holders.  Payment made with respect to the Offer or the exercise of the squeeze-out right within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the United States holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the United States holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a United States holder will be allowed as a credit against the United States holder’s U.S. federal income tax liability and may entitle the United States holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Information Reporting and Backup Withholding for Non-United States Holders.  Information reporting and backup withholding generally are not required with respect to the amount of any proceeds received in the Offer or the exercise of the squeeze-out right by a Non-United States holder through a foreign office of a foreign broker that does not have certain specified connections to the United States. If a Non-United States holder tenders Class A shares or Class B shares or ADSs through a U.S. broker or the U.S. office of a foreign broker, however, the broker will be required to report the amount of proceeds paid to such Non-United States holder to the IRS and also backup withhold on that amount unless such Non-United States holder (i) provides appropriate certification to the broker of its status as a non-U.S. person or (ii) is an exempt recipient. Information reporting will also apply if a Non-United States holder tenders through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless (i) such broker has documenting evidence in its records that such Non-United States holder is a non-U.S. person and certain other conditions are met or (ii) such Non-United States holder is an exempt recipient.

Pursuant to the Company’s annual report on Form 20-F for the year ended December 31, 2005, filed by the Company with the Commission on June 30, 2006, and which we hereby incorporate into this Offer Document by reference, the Company believes that it was not a “passive foreign investment company”, or “PFIC”, for U.S. federal income tax purposes for its 2005 taxable year. However, since PFIC status of the Company for each year depends upon the composition of the Company’s income and assets and upon the market value of the Company’s assets (including, among others, equity investments less than 25% owned) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were considered a PFIC for any taxable year during which a U.S. holder held Class A shares, Class B shares or ADSs, certain adverse tax consequences could apply to such U.S. holder pursuant to a sale of such shares or ADSs in the Offer or the exercise of the squeeze-out right, including the imposition of interest charges and tax at higher rates than would otherwise apply. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the tax adverse consequences resulting from PFIC status. For more information, please see the section titled Passive Foreign Investment Company Rules on page 105 of the Company’s annual report on Form 20-F for the year ended December 31, 2005.

(e) The following paragraph is added to the end of “SPECIAL FACTORS — Section A. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER — Plans for the Company” on page 20 of the Offer Document:

If the Offer is not completed, neither Offeror nor AmBev has current plans, proposals or negotiations which relate to or would result in (i) any significant change in the working conditions of the employees of the Company and its subsidiaries, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company, (iv) any material change in the Company’s present dividend policy, or (v) any other material change in the Company’s business. Further there are no strategic plans which might have material repercussions on the employment and locations of the places of business of the Company or any of its subsidiaries. Notwithstanding the foregoing, AmBev and the Offeror reserve the right to change their plans and intentions at any time, as they deem appropriate.

(f) “SPECIAL FACTORS — Section B. POSITION OF THE OFFEROR AND AMBEV REGARDING FAIRNESS OF THE OFFER” on page 20 of the Offer Document is deleted in entirety and replaced with the following:

B.	POSITION OF THE OFFEROR AND AMBEV REGARDING FAIRNESS OF THE OFFER

The Offeror and AmBev believe that the price offered to shareholders of the Company pursuant to the Offer of $3.35 per Class A share or $33.53 per Class B share ($67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, upon the terms and subject to the conditions set forth in the Offer Document, is fair to such unaffiliated shareholders. The Offeror and AmBev base their belief on the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer:

•	As of November 7, 2006, to the Offeror’s and AmBev’s knowledge, the Offer price represented the highest price per share ever paid for the Company’s stock in an open market transaction on either the New York Stock Exchange or the Luxembourg Stock Exchange or in a privately negotiated transaction since the Company has been listed on the LSE and the NYSE;

•	As of November 7, 2006, the Offer price represented a 12.4% premium over the highest reported price for the ADSs on the New York Stock Exchange (US$59.65 on November 6, 2006);

•	As of November 7, 2006, the Offer price represented a 24.7% premium over the highest trading price ever recorded for the Company’s Class B shares on the Luxembourg Stock Exchange (US$26.90 on September 5, 2006);

•	As of November 7, 2006, the Offer price represented a 17.7% premium over the highest trading price ever recorded for the Company’s Class A shares on the Luxembourg Stock Exchange (US$2.85 on November 3, 2006);

•	The Class A shares and Class B shares are trading at a valuation (as shown by the ratio of firm value to EBITDA) that is materially higher than during most periods over the past three years;

•	The Offer provides the Company’s shareholders who are considering selling their Class A shares or Class B shares with the opportunity to sell their shares at the offer price without incurring the transaction costs typically associated with market sales;

•	The consideration to be paid to the Company’s shareholders consists entirely of cash; and

•	The Board of Directors of the Company, after considering the financial analysis conducted by its management and the financial presentation of Citigroup, among other factors, determined that the Offer is fair to the Company’s shareholders other than AmBev and its affiliates.

After reviewing Quinsa’s 2006 unaudited summary financial information, which is the financial information available for Quinsa’s financial results for the six-months ended and twelve-months ended December 31, 2006, the Offeror and AmBev reaffirm their determination that the purchase price of $3.35 per Class A share or $33.53 per Class B share and $67.07 per ADS, net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, upon the terms and subject to the conditions set forth in the Offer Document is fair to such unaffiliated shareholders. The Offeror and AmBev base their belief on the factors noted above and the conclusion reached by the Board of Directors of the Company, after considering the 2006 financial results of the Company and the advice of Citigroup delivered to the Board of Directors on March 20, 2007, that the Offer remains fair to the Company’s shareholders other than AmBev and its affiliates. Additionally, the Offeror and AmBev believe that the Board’s focus on the Company’s Announced 2006 EBITDA and Estimated 2006 EBITDA is appropriate for purposes of determining whether the Offer continues to be fair to the Company’s shareholders other than AmBev and its affiliates as EBITDA is reflective of the Company’s operating performance and is widely used by investors, bankers and rating agencies to value, compare and rate companies. The Offeror and AmBev believe that in light of the Announced 2006 EBITDA, a trading range analysis or comparative companies analysis would not add to the Offeror’s and AmBev’s assessment of, and conclusion relating to, the continued fairness of the price offered in the Offer to the Company’s shareholders other than AmBev and its affiliates.

The foregoing discussion of the information and factors considered and given weight by the Offeror and AmBev is not intended to be exhaustive but does include all the material factors considered by it. While the Offeror and AmBev believe that the Offer is substantively and procedurally fair to the shareholders of the Company, in setting the price of the Offer the Offeror and AmBev acted primarily in its own economic interest and not to the interest of such shareholders. The Offeror’s and AmBev’s views as to the fairness of the Offer to shareholders of the Company should not be construed as a recommendation to shareholders as to whether they should tender their Class A shares or Class B shares or ADSs in the Offer. The Offeror and AmBev make no recommendation with respect to whether shareholders should tender their Class A shares or Class B shares or ADSs in the Offer.

Neither the Offeror nor any of their affiliates found it practicable to assign, and neither of them did assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. With respect to its determination of the fairness of Offer, the Offeror and AmBev did not consider the Company’s liquidation value. The Offeror and AmBev do not believe this to be relevant because substantial value results from the Company continuing as a going concern, any liquidation would destroy that value, and the Offeror and AmBev do not have any present intention to liquidate the Company in the foreseeable future. Therefore, no appraisal of liquidation value was sought for purposes of valuing Class A shares or Class B shares, and the Offeror and AmBev believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to the shareholders of the Company. The Offeror and AmBev did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company’s net book value as of December 31, 2005, calculated by dividing shareholders’ equity by the number of shares outstanding, was $0.45 per Class A share and $4.53 per Class B share. This value is only 13.5% of the price of the Class A shares and 13.5% of the price of the Class B shares in the Offer. The Offeror and AmBev did not consider going concern value because they do not believe that going concern value is a viable method of valuation for a transaction such as the Offer. Going concern value is a method of valuation that incorporates a premium for control of the entity being sold, but the Offeror and AmBev already controls the Company. In addition, the Offeror and AmBev are interested only in acquiring the publicly held shares of the Company and had no intention to sell its stake in the Company. The Offeror and AmBev do not believe that the trading price of the Class A shares and the Class B shares immediately following announcement of the Offeror’s proposal is indicative of the fair value of the Company and they did not consider it in making its fairness assessment.

(g) The following paragraph is added to the end of “SPECIAL FACTORS — Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER — The November 13 Meeting” on page 26 of the Offer Document:

Comparison of Announced 2006 EBITDA with Estimated 2006 EBITDA

The management of Quinsa provided certain financial projections regarding the Quinsa business to Citigroup to assist Citigroup in its analysis of the Offer undertaken in December 2006. In these projections, which are summarized in the Offer to Purchase under “SPECIAL FACTORS — Section A. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER,” management estimated that Quinsa’s EBITDA for the year ended December 31, 2006 (the “Estimated 2006 EBITDA”) would be $407.0 million. Management calculated this amount by adding together, on a country by country basis, the Estimated 2006 EBITDA of the countries in which Quinsa operates as adjusted to reflect the minority interests owned by third parties in the operations conducted in these respective countries.

Consistent with the preparation of business valuation models, when management of Quinsa calculated Estimated 2006 EBITDA, management reflected, as an expense, an estimated amount for payments expected to be made by Quinsa to its employees under Quinsa’s bonus and profit sharing plans and did not include as earnings any earnings arising from the sales of assets or the reversal of accounting provisions.

On March 1, 2007, Quinsa issued a press release announcing its financial results for the fiscal year ended December 31, 2006 and indicating that Quinsa’s consolidated EBITDA for the year ended December 31, 2006 (“Announced 2006 EBITDA”) was $473.1 million. This figure formed part of Quinsa’s consolidated year-end financial results and was prepared on an external reporting basis. Estimated 2006 EBITDA was prepared for company valuation purposes and therefore differs in several aspects from Announced 2006 EBITDA.

First, amounts paid by Quinsa to employees under Quinsa’s profit sharing and bonus plans, taxes related thereto and certain taxes on Quinsa’s equity were not treated as items of expense in calculating Announced 2006 EBITDA. These items totaled approximately $29.6 million for the year ended December 31, 2006. Had Announced 2006 EBITDA been computed on a basis consistent with Estimated 2006 EBITDA with respect to these items, Announced 2006 EBITDA would have been reduced by approximately $29.6 million.

Second, as a consolidated number, unlike Estimated 2006 EBITDA, Announced 2006 EBITDA was not reduced to reflect the minority interests owned by third parties in Quinsa’s operating subsidiaries. Had Announced 2006 EBITDA been adjusted in a manner consistent with Estimated 2006 EBITDA, Announced 2006 EBITDA would have been further reduced by approximately $26.8 million.

The effect of making both of the adjustments described above would be to reduce Announced 2006 EBITDA from the $473.1 million announced by Quinsa in its press release dated March 1, 2007 to $416.6 million. Consequently, Announced 2006 EBITDA, computed on a consistent basis, exceeded the $407.0 million Estimated 2006 EBITDA provided by management and included in the Citigroup analysis of the Offer by $9.6 million or approximately 2.4% of the Estimated 2006 EBITDA.

The following table describes adjustments to the Announced 2006 EBITDA necessary in order to show EBITDA numbers directly comparable to the Estimated 2006 EBITDA numbers used by Citigroup and Quinsa’s Management in their prior analyses:

Announced 2006 EBITDA	$473.1 million
Adjustment for profit sharing, bonus and tax payments	(29.6 million	)
Adjustment for operating subsidiary minority interests	(26.8 million	)

	$416.6 million	(1)

(1) Numbers do not foot due to rounding.

(h) The following paragraphs are added to the end of “SPECIAL FACTORS — Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER” on page 25 of the Offer Document:

Recent Board Considerations

On March 20, 2007, the Board of Directors of the Company met to consider recent developments relating to the Offer and to consider the impact, if any, of the Company’s financial results for 2006 on the Offer and on the Board’s prior decisions and recommendations relating to the Offer. All of the directors other than Mr. Carlos A. da Veiga Sicupira were present at the meeting.

At the meeting, the Board reviewed the financial projections that had been provided to Citigroup for purposes of its analysis of the Offer undertaken in December 2006 and compared these projections with the Company’s announced 2006 financial results, focusing particular attention on the Company’s announced and projected EBITDA. The Board concluded that, due to the difference in the nature and purpose of the two calculations, the 2006 Estimated EBITDA and the 2006 Announced EBITDA had not been computed on the same basis or using the same methodology. The Board further concluded that, had the same methodologies been applied, the Company’s Announced 2006 EBITDA would have been approximately $9.6 million higher than the amount relied upon by Citigroup for purposes of its prior analysis of the Offer. See “SPECIAL FACTORS — Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER — Comparison of Announced 2006 EBITDA with Estimated 2006 EBITDA.”

The Citigroup Advice.  The Board asked Citigroup to prepare a summary comparison of Announced 2006 EBITDA with Estimated 2006 EBITDA prepared by the Company’s management and evaluate the impact on its prior analysis of any difference between the Company’s Announced 2006 EBITDA and the Estimated 2006 EBITDA relied upon by Citigroup. Citigroup advised the Board that it had used, in its prior analysis, Estimated 2006 EBITDA of $407.0 million. Citigroup explained that it had derived this number by adding together the Estimated 2006 EBITDA data provided to it by Quinsa’s management on a country by country basis as adjusted to reflect the minority interests owned by third parties in the operations conducted in those respective countries. Citigroup added that the country by country EBITDA numbers included, as expenses, estimated amounts for payments expected to be made by Quinsa to its employees under Quinsa’s bonus and profit sharing plans. Finally, Citigroup explained that it did not adjust the total EBITDA number that it calculated to reflect AmBev’s 7.05% interest in QIB because this adjustment was already reflected in the equity value calculation contained in its prior analysis.

Citigroup informed the Board that, based on the information provided by management, the difference between the Company’s Announced 2006 EBITDA and the Company’s Estimated 2006 EBITDA as proportionately consolidated and after excluding non recurring items is $9.6 million, which represents a difference of 2.4% from the Company’s Estimated 2006 EBITDA. Based on all of the foregoing and taking into consideration (1) the long term nature of the methodologies employed in Citigroup’s prior analysis, (2) that the difference between the Company’s Estimated 2006 EBITDA and its Announced 2006 EBITDA is not material and (3) the sensitivity analyses contained in its prior analysis, Citigroup advised the Board orally that it does not believe that the Company’s Announced 2006 EBITDA changes in any material respect the conclusions reflected in Citigroup’s analysis presented to the Quinsa Board of Directors at its meeting on December 15, 2006.

Citigroup advised the Board that Quinsa’s management had provided Citigroup with Announced 2006 EBITDA information on a country by country basis, calculated in the same manner as the Estimated 2006 EBITDA information. Citigroup noted that Quinsa’s management had informed it that the Company’s Announced 2006 EBITDA excluded earnings of $14.9 million arising out of sales of assets and the reversal of an accounting provision and that the amount reflected as an expense in the Company’s Announced 2006 EBITDA for payments to employees under bonus and profit sharing plans and related items was $29.6 million. Citigroup also advised the Board that Quinsa’s management had indicated to Citigroup that Quinsa’s Announced 2006 EBITDA had not altered management’s expected results for Quinsa from 2007 onwards from the financial projections and estimates previously provided by the Company and utilized in Citigroup’s prior analysis.

Citigroup confirmed its advice in a letter to the Board dated March 20, 2007. A copy of Citigroup’s letter to the Board of Directors is attached hereto as Annex VI of the Offer Document.

Neither Citigroup’s letter nor any of the related analyses therein constitute a recommendation of the Offer to the Board or to any shareholder regarding how such shareholder should act with respect to the transaction.

The Board’s Continuing Recommendation.

After receiving Citigroup’s advice, the Board discussed the Company’s 2006 financial results. The Board concluded that difference in the amount of EBITDA used when it first reached its conclusion as to the fairness of the Offer to Quinsa’s shareholders other than AmBev and its affiliates did not indicate any material change in the long-term value of Quinsa. The Board also determined that it agreed with management’s statement to Citigroup to the effect that the Company’s Announced 2006 financial results had not altered the expected results for the Company for 2007 onwards from the financial projections and estimates previously provided to Citigroup. Finally, the Board determined that it was not aware of any changes in the Company’s business or financial condition since the date that the Board reached its decision to recommend that shareholders tender their shares in the Offer that, in the judgment of the Board, reasonably would be expected to affect the long-term value of the Company.

After considering the factors described above, the Board of Directors concluded that, for the reasons stated in the Offer to Purchase, the Offer continues to be fair to the Company’s shareholders other than AmBev and its affiliates and the Board decided to continue to recommend that shareholders tender their shares in the Offer.

(i) The first bullet point under “SPECIAL FACTORS — Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER — Reasons for the Board’s recommendation” on page 26 of the Offer Document is deleted in its entirety and replaced with the following:

•	Citigroup’s letter, dated December 15, 2006, to the Board of Directors as to the fairness from a financial point of view (as of the date of the opinion) of the consideration offered to holders of Class A shares and Class B shares in the Offer, as more fully described in the section below under the Heading “opinion of the Citigroup Global Markets, Inc.

(j) The following bullet point is added as the second bullet point under “SPECIAL FACTORS — Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER — Reasons for the Board’s recommendation” on page 26 of the Offer Document:

•	The Board of Directors of the Company adopted, as one of such factors, the financial presentation and analysis contained in Citigroup’s letter dated December 15, 2006.

(k) The following paragraph is added as the last paragraph of “SPECIAL FACTORS — Section C. POSITION OF THE COMPANY REGARDING FAIRNESS OF THE OFFER — Certain Projections — Opinion of Citigroup Global Markets Inc. — Comparable Companies Analysis” on page 33 of the Offer Document:

Based on the significant contribution of the Company’s brewing operations to the Company’s cash flow in terms of overall beverage revenue and EBITDA, Citigroup believed that comparing the Company to publicly traded brewing companies with no significant soft drink operations provided the most meaningful public company comparative analysis. Each of selected comparable companies considered by Citigroup is a renowned Latin American or international brewer with a market capitalization above US$2 billion and a significant majority of revenue and cash flows deriving from its brewing operations.

Legal Matters; Regulatory Approvals

The first paragraph of “THE OFFER — Section 12. LEGAL MATTERS; REGULATORY APPROVALS” on page 58 of the Offer Document is deleted in its entirety and replaced with:

The draft Offer Document was filed with the CSSF in its capacity as competent authority pursuant to the Luxembourg Takeover Law on November 22, 2006. The CSSF approved the Offer Document on January 25, 2007. The draft Supplement was filed with the CSSF on March 23, 2007. The CSSF approved the Supplement on April 3, 2007.

Extension or Reopening of the Offer; Termination; Amendment

(a) The heading for “THE OFFER — Section 13. EXTENSION OR REOPENING OF THE OFFER; TERMINATION; AMENDMENT” on page 58 of the Offer Document is deleted in its entirety and replaced with:

13. EXTENSION, WITHDRAWAL OR AMENDMENT OF THE OFFER

(b) The third paragraph of “THE OFFER — Section 13. EXTENSION OR REOPENING OF THE OFFER; TERMINATION; AMENDMENT” on page 59 of the Offer Document is deleted and replaced in its entirety and replaced with the following:

Subject to compliance with applicable law and the approval of the CSSF, we expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in “The Offer — Section 5” shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Class A shares and/or Class B shares and/or ADSs by giving oral or written notice of such extension to the Share Tender Agent and the ADS Tender Agent and making a public announcement of such extension. We also reserve the right, in our sole discretion, to withdraw the Offer and not accept for payment or pay for any Class A shares and/or Class B shares and/or ADSs not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Class A shares and/or Class B shares and/or ADSs upon the failure of the minimum tender condition or the occurrence of any of the conditions specified in clauses (2), (3) and (4) in “The Offer — Section 5” by giving oral or written notice of such termination or postponement to the Share Tender Agent and the ADS Tender Agent and making a public announcement of such termination or postponement.

Appraisal Rights

The second paragraph of “THE OFFER — Section 11. APPRAISAL RIGHTS.” on page 58 in the Offer Document is deleted in its entirety and replaced with the following:

The CSSF has not yet considered whether the price offered in the Offer is a “fair price” to minority investors in the event of a squeeze-out. In the event the Offeror is entitled to and exercises its squeeze-out right, the price offered in the squeeze-out will finally be determined in agreement with the CSSF in accordance with the Luxembourg Takeover Law. Such determination may include the CSSF requiring the appointment of an independent expert by the Company.

General

(a) The legend in the sixth paragraph on page 2 of the Offer Document is deleted in its entirety and replaced with the following:

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC” OR THE “COMMISSION”) OR ANY STATE SECURITIES COMMISSION, NOR HAS ANY SUCH COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THERE WILL BE ONLY ONE OFFER.

(b) The following sentence is added as the last sentence to the first paragraph on page 53 and as the last sentence to the second paragraph on page 56:

The websites referred to herein are not incorporated by reference to the Offer Document.

(c) All references in the Offer Document to “extend or reopen” are hereby amended and replaced with “extend.” All references in the Offer Document to “extension or reopening” are hereby amended and replaced with “extension.” All references in the Offer Document to “extended or reopened” are hereby amended and replaced with “extended.” All references in the Offer Document to “extended, reopened” are hereby amended and replaced with “extended.” All references in the Offer Document to “extend, reopen” are hereby amended and replaced with “extend.”

(d) All references in the Offer Document to “March 1, 2007” with respect to tenders which are irrevocable except that they may be withdrawn after 9 a.m. New York City time (which is 3:00 p.m. Luxembourg) on March 1, 2007, unless theretofore accepted for payment as provided in the Offer Document are hereby amended and replaced with “April 20, 2007.”

(e) All references in the Offer Document to “the exercise of the squeeze-out right under Article 15 of the Luxembourg Takeover Law on the same terms as the Offer” are hereby amended and replaced with “the exercise of the squeeze-out right under Article 15 of the Luxembourg Takeover Law.” All references in the Offer Document to “exercise its squeeze-out right under Article 15 of the Luxembourg Takeover Law on the same terms as the Offer” are hereby amended and replaced with “the exercise of its squeeze-out right under Article 15 of the Luxembourg Takeover Law.”

(f) All references in the Offer Document to “terminate the Offer” are hereby amended and replaced with “withdraw the Offer.” All references in the Offer Document to “withdraw from and terminate the Offer” are hereby amended and replaced with “withdraw the Offer.”

ANNEX VI

March 20, 2007

The Board of Directors
Quilmes Industrial (Quinsa), S.A.
84, Grand Rue L-1660
Luxembourg, Grand-Duchy of Luxembourg

Members of the Board:

You have requested that we prepare a summary comparison of the actual earnings before income tax, depreciation and amortization (“EBITDA”) reported by Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”) on March 1, 2007, for the fiscal year ended December 31, 2006 (the “Actual 2006 EBITDA”), with the budgeted EBITDA for the fiscal year ended December 31, 2006 (the “Estimated 2006 EBITDA”), provided by Quinsa’s management and used in the analysis prepared by Citigroup Global Markets Inc. in its presentation to Quinsa’s Board of Directors on December 15, 2006 (the “Citigroup Analysis”) in connection with Quinsa’s review and analysis of the tender offer by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of Companhia de Bebidas da América — AmBev (“AmBev”), to purchase all outstanding Class A shares and Class B shares (including Class B shares held as American Depositary Shares, the “ADSs”) of Quinsa not held by Ambev and its affiliates (the “Transaction”).

You have also requested that we evaluate the impact on the Citigroup Analysis of any difference in such Actual 2006 EBITDA from the Estimated 2006 EBITDA.

The Estimated 2006 EBITDA used in the Citigroup Analysis is US$407.0 million. We derived this number by adding together the estimated 2006 EBITDA data provided to us by Quinsa’s management on a country by country basis as adjusted to reflect the minority interests owned by third parties in the operations conducted in those respective countries. We did not adjust the estimated EBITDA provided to us by Quinsa’s management to reflect AmBev’s 7.05% minority interest in Quilmes International QIB, Ltd (“QIB”), because this adjustment was reflected in the equity value calculation included in the Citigroup Analysis. The Estimated 2006 EBITDA used in the Citigroup Analysis reflected, as an expense, an estimated amount for payments expected to be made by Quinsa to its employees under Quinsa’s bonus and profit sharing plans and certain related taxes. In addition, the Estimated 2006 EBITDA did not include any earnings arising from the sales of assets or the reversal of accounting provisions.

A-VI-1

Quinsa has provided us with the Actual 2006 EBITDA on a country by country basis and as adjusted to reflect the minority interests owned by third parties at the country operating level, all as shown in the table below. We have also been informed by Quinsa’s management that (i) Actual 2006 EBITDA set forth below excludes certain earnings of US$14.9 million arising out of sales of assets and the reversal of an accounting provision and reflects, as expenses, approximately US$29.6 million of payments made to Quinsa employees under Quinsa’s bonus and profit sharing plans and payments for related and equity taxes, and (ii) Actual 2006 EBITDA has not altered Quinsa management’s expected results for Quinsa from 2007 onwards from the financial projections and estimates previously provided by Quinsa and utilized in the Citigroup Analysis.

				Proportionally Consolidated
		100% of All Companies		EBITDA (Excludes Minorities)
	Quinsa %	Quilmes 2006		Quilmes 2006
	Ownership	Budget	2006 Actual	Budget	2006 Actual

Argentina	99.7%	$282.0	$290.5	$281.1	$289.6
Paraguay	87.1%	86.1	86.4	75.0	75.3
Uruguay	97.6%	21.4	21.5	20.8	21.0
Bolivia	85.3%	96.3	98.8	82.1	84.2
Chile	100.0%	(0.4)	(2.4)	(0.4)	(2.4)
FPV	99.7%	0.9	0.6	0.9	0.6
Holding Expenses	100.0%	(52.6)	(51.7)	(52.6)	(51.7)

Total		$433.6	$443.7	$407.0	$416.6

The difference between the Actual 2006 EBITDA for the fiscal year ended December 31, 2006 and Estimated 2006 EBITDA as proportionately consolidated and after excluding non recurring items is US$9.6 million, a difference of 2.4% from Estimated 2006 EBITDA.

Based on the foregoing and taking into consideration: (i) the long term nature of the methodologies employed in the Citigroup Analysis, (ii) that the difference between Quinsa’s Estimated 2006 EBITDA and Actual 2006 EBITDA is not material, and (iii) the sensitivity analyses contained in the Citigroup Analysis, we do not believe that the Actual 2006 EBITDA changes in any material respect the conclusions reflected in the Citigroup Analysis presented to the Board of Directors of Quinsa on December 15, 2006.

Our advisory services, the Citibank Analysis and this letter and any views expressed herein are provided for the information of the Board of Directors of Quinsa in its evaluation of the proposed Transaction, and this letter is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Transaction.

This letter is subject to the terms of our engagement letter with Quinsa dated December 11, 2006, including the section entitled “Use of Information” therein, and the qualifications and assumptions set forth in Citigroup Global Markets Inc.’s fairness opinion delivered to Quinsa’s Board of Directors on December 15, 2006.

Sincerely Yours,

/s/  Citigroup Global Markets Inc.
CITIGROUP GLOBAL MARKETS INC.

A-VI-2

The ADS Tender Agent for the Offer is:

THE BANK OF NEW YORK

By Mail:	By Hand or Overnight Delivery:	For Notice of Guaranteed Delivery:
The Bank of New York Tender & Exchange Department P.O. Box 11248 Church Street Station New York, NY 10286-1248	The Bank of New York Tender & Exchange Department-11 West 101 Barclay Street Receive and Deliver Window-Street Level New York, NY 10286	(for Eligible Institutions only) By Facsimile Transmission: (212) 815-6433 To Conform Facsimile Transmission Only: (212) 815-6212

The Share Tender Agent for the Offer is:

THE BANK OF NEW YORK, LONDON

By Mail:	By Hand or Overnight Delivery:
The Bank of New York, London	The Bank of New York, London
One Canada Square	One Canada Square
London E14 5AL	London E14 5AL
Attn: Mark Jeanes / Daniel Giles	Attn: Mark Jeanes / Daniel Giles
Phone: +44 207 964 4468 / +44 207 964 7394	Phone: +44 207 964 4468 / +44 207 964 7394
Fax: +44 207 964 6399	Fax: +44 207 964 6399

In Luxembourg please contact:	In Luxembourg please contact:
The Bank of New York (Luxembourg) S.A.	The Bank of New York (Luxembourg) S.A.
Aerogolf Center	Aerogolf Center
1A, Hoehenhof	1A, Hoehenhof
L-1736 Senningerberg	L-1736 Senningerberg
Luxembourg	Luxembourg
Attn: Peter Bun / Luc Biever	Attn: Peter Bun / Luc Biever
Phone: +352 34 20 90 5630 / +352 34 20 90 5635	Phone: +352 34 20 90 5630 / +352 34 20 90 5635
Fax: +352 34 20 90 6035	Fax: +352 34 20 90 6035

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor
New York, New York 10022
United States of America

1-877-750-9501 (Toll-free in the U.S. and Canada)
00 800 7710 9970 (Freephone in the EU)
+1-412-232-3651 (Call collect from all other countries)
1-212-750-5833 (Banks and Brokers call collect)

The Dealer Manager for the Offer is:

CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue
New York, New York 10010
United States of America

Attn: Equity Capital Markets
Call Toll-free: 800-318-8219